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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   090433-10-3
                      (CUSIP Number of Class of Securities)


                               Mr. Daniel E. Bober
                      Bloomfield Acceptance Company, L.L.C.
                              260 East Brown Street
                                    Suite 350
                           Birmingham, Michigan 48009


                                 With a copy to:


                           Katheryne L. Zelenock, Esq.
                             Simpson Zelenock, P.C.
                              260 East Brown Street
                                    Suite 300
                           Birmingham, Michigan 48009
                                 (248) 647-0200

                 (Name, address and telephone number of persons
                authorized to receive notices and communications
                    on behalf of person(s) filing statement)

                                  March 5, 1998
             (Date of event which requires filing of this Statement)



                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting


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person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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                                  SCHEDULE 13D

CUSIP NO. 090433-10-3

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
              DANIEL E. BOBER (1)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a)   X    (b)

3.       SEC ONLY

4.       SOURCE OF FUNDS
                                            SC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)       [ ]

6.       CITIZENSHIP OR PLACE OR ORGANIZATION
                             UNITED STATES OF AMERICA

                             7. SOLE VOTING POWER: 96,730
NUMBER OF SHARES
BENEFICIALLY                 8. SHARED VOTING POWER:
OWNED BY EACH
REPORTING PERSON             9. SOLE DISPOSITIVE POWER: 96,730(2)
WITH
                            10. SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            96,730


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                            6.10%

14.      TYPE OF REPORTING PERSON
                            IN

(1) Mr. Bober also has filed a Schedule 13D as part of a Group of Shareholders that includes Directors of the Issuer. In addition, Mr. Bober has filed a
Schedule 13D as part of the BAC/BSC Shareholders Group.

(2) Subject to transfer restrictions for a period of two years from the date of acquisition, pursuant to an Escrow Agreement as described in Item 6 below.


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1.       SECURITY AND ISSUER.

         This Statement relates to the common stock (the "COMMON STOCK" or the "SHARES") of Bingham Financial Services Corporation (the "ISSUER"), whose principal executive offices are located at 31700 Middlebelt Road, Suite 125, Farmington Hills, Michigan 48334.


2.       IDENTITY AND BACKGROUND.

         This Statement is filed by Daniel E. Bober("BOBER").

         The name, business address and present principal occupation, employment or principal business of Mr. Bober and certain other information is set forth below. Mr. Bober is a citizen of the United States.


Name and Business                            Principal Business/
Address                                      Principal Occupation

Daniel E. Bober                              President
260 East Brown Street                        Bloomfield Acceptance Company, LLC
Suite 350                                    (commercial mortgage lender)
Birmingham, Michigan 48009                   Bloomfield Servicing Company, LLC
                                             (commercial loan servicing company)


         Mr. Bober has not, during the last five years, been (i) convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activity subject to, federal or state security laws or finding any violation with respect to such clause.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Bober was formerly a Member of Bloomfield Acceptance Company, L.L.C. ("BAC") and Bloomfield Servicing Company, L.L.C., ("BSC"), and received his Shares through mergers among BAC, BSC and wholly-owned subsidiaries of Issuer, whereby the Issuer became the sole owner of BAC and BSC (the "MERGER"). The shares received by Mr. Bober were commensurate with his percentage of ownership of BAC and/or BSC.

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4.       PURPOSE OF TRANSACTION.

         The issuance of shares to Mr. Bober in connection with the Merger was for the purpose of compensating Mr. Bober for the relinquishment of his ownership interests in BAC and BSC in the Merger.

         The Merger, as described in Item 3 above, was effectuated as of March 5, 1998, pursuant to that certain Agreement and Plan of Merger among the Issuer and certain of its wholly-owned subsidiaries, BAC, BSC, and the individual members of the Group (the "MERGER AGREEMENT"), a copy of which is attached to the Issuer's Form 8-K dated March 13, 1998. In connection with the Merger, Mr. Bober received Issuer's Shares as shown in Item 2 above.

         In connection with the Merger, Mr. Bober and other former owners of BAC and BSC entered into a Shareholders Agreement (the "BINGHAM SHAREHOLDERS AGREEMENT"), dated March 4, 1998 and effective as of March 5, 1998, with Jeffrey
P. Jorissen, Gary A. Shiffman, Milton M. Shiffman, Robert H. Orley and Brian M. Hermelin, each a Director and/or officer of Issuer. A copy of the Bingham Shareholders Agreement is attached to a Schedule 13D filed for the Group including those Directors, filed this date, and that Agreement is incorporated by reference. The Bingham Shareholders Agreement provides, among other things, for an increase in the number of Directors of the Issuer, for the nominations and elections of Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss as Directors of the Issuer, and for the appointment of Daniel E. Bober to the Executive Committee of the Issuer's Board of Directors.

Mr. Bober also entered into an additional Shareholders Agreement with the former owners of BAC and BSC (the "BLOOMFIELD SHAREHOLDERS AGREEMENT"), as of March 5, 1998, a copy of which is attached to that 13D referenced above, and is incorporated by reference, and which is described in detail in Item 6, below.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Bober beneficially owns 96,730 shares of the Issuer's common stock, which constitutes 6.10% of the 1,586,819 issued and outstanding shares of common stock as of March 13, 1998.

         (b) Subject to the terms of the Bingham Group Shareholders Agreement, the Bloomfield Shareholders Agreement, the Escrow Agreement and the Special Consideration Escrow Agreement, all as described in Item 6 below, Mr. Bober has the sole power to vote, or to direct the voting of, and is so powered to dispose of, or

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to direct the disposition of, the shares of common stock beneficially owned as indicated in subsection (a) above.

         (c)

              NAME           DATE     TRANSACTION    NUMBER OF    PRICE
                                                       SHARES      PER
                                                                  SHARE

(i) Daniel E. Bober         3/5/98    Acquired by     96,730       N/A
                                      merger

 (d)     Not applicable.


 (e)     Not applicable.


6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
   WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Bober is subject to the Bingham Group Shareholders Agreement, which governs all of the shares of common stock of the Issuer actually owned by Mr. Bober and others (the "Group") as of March 5, 1998 and all of the shares of Common Stock of the Issuer individually acquired by Mr. Bober thereafter, (1) and which provides, among other things:

         A. Each Group member will take those actions necessary to nominate and elect Daniel E. Bober, Creighton J. Weber and Arthur A. Weiss to the Board of Directors of the Issuer, and to accomplish the elections of other director-nominees endorsed by the Board of Directors from time to time;

         B. Others subject to the Agreement, who are Directors of the Issuer, shall vote to appoint Mr. Bober to the Executive Committee of the Board of Directors, and shall not vote to expand the size of the Executive Committee beyond three members without Mr. Bober's consent;

         C. No Group member shall sell, convey, hypothecate or otherwise transfer ownership of the shares of Issuer:

(1) The Bingham Shareholders Agreement governs only those shares actually owned or subsequently acquired by a Group member in his or her individual capacity, and does not extend to Shares beneficially owned by such persons but actually held by other persons or entities.

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         (i) for a period of two years following the date of the Shareholders
         Agreement, and (ii) after two years, unless the shares are registered pursuant to an effective registration statement or in accordance with an exemption from state and federal securities laws;

         D. The shares of each Group member (except those shares acquired in ordinary brokerage transactions and not pursuant to the Shareholders Agreement or as part of the Company's initial public offering) shall be marked with a Legend concerning the limitations upon sale, transfer, or assignment of the shares, and otherwise incorporating the terms and conditions of the Shareholders Agreement;

         E. Each Group member shall have "TAG-ALONG RIGHTS" in the event that any other one or more Group member(s) (so long as the Group holds 10% or more of the Issuer) proposes to sell five percent (5%) or more of the then-issued and outstanding common stock of Issuer to a third party. The Tag-Along Rights permit the Group members not originally a part of the proposed purchase transaction to require the proposed purchaser to purchase shares from those other Group members upon the same terms as was proposed with the proposed transferor;

         F. In the event that the Issuer proposes to register additional shares within two years after the Agreement, the Bloomfield Subgroup members shall have the right to request that their shares be included in the registration (so long as the Group as a whole holds 10% or more of the shares of Issuer) (the "PIGGYBACK RIGHTS");

         G. Group Members who are holders of 30% or more of the shares of the Issuer may demand that the Issuer use its best efforts to registration of those shares not yet registered (the "DEMAND REGISTRATION RIGHTS");

         H. Mr. Bober and Creighton J. Weber may, at any time after two years from the date of the Shareholders Agreement, request that the Issuer effect a registration on Form S-3 for shares held by the Group Members, so long as the aggregate offering price of the shares so registered would exceed $500,000 and the Group as a whole holds 10% or more of the shares of the Issuer (the "S-3 REGISTRATION RIGHTS");

         I. The Issuer shall pay all expenses incurred with any registration, filing or qualification of shares with respect to a total of three registrations pursuant to the Piggyback

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         Rights, Demand Registration Rights, and S-3 Registration Rights;

         J. To the extent permitted by law, the Issuer will indemnify and hold harmless each Group member against any losses, claims, damages or liabilities insofar as those claims, losses or damages arise out of certain actions or inactions by the Issuer. By like token, each Group member will indemnify and hold the Issuer harmless from losses, claims, damages, or liabilities arising out of information erroneously or inaccurately provided by the Group member; and

         K. For a period of 180 days following the effective date of any registration pursuant to the Piggyback Rights, Demand Registration Rights, or S-3 Registration Rights, no Group member shall directly or indirectly sell, offer to sell, contract to sell, grant any option to purchase or other transfer except Common Stock included in that registration, unless the Issuer and its managing underwriters should otherwise agree.

         In addition, Mr. Bober and other former owners of BAC and BSC (the "BAC/BSC GROUP")are subject to a Shareholders Agreement (the "BLOOMFIELD SHAREHOLDERS AGREEMENT", a copy of which is attached to a Schedule 13D filed for the Group including certain Directors of Issuer and the Group, filed this date, and that Agreement is incorporated by reference. The Bloomfield Shareholders Agreement governs all Shares acquired by the BAC/BSC Group members as part of the Merger (but not Shares acquired in individual market transactions or otherwise), and which provides, among other things, as follows:

         A. The BAC/BSC Group members will vote their respective shares in accordance with the determination of the holders of a majority in interest of the BAC/BSC Group members;

         B. So long as the firm of Simpson Zelenock, P.C. (or any successor to it) shall perform legal services for BAC or BSC, James A. Simpson, Katheryne L. Zelenock and Jeffrey C. Urban shall cause their Shares to be voted in accordance with the determination of the holders of a majority interest of the other BAC/BSC Group members;

         C. Mr. Bober and Creighton J. Weber shall act as agent and attorney-in-fact for each BAC/BSC Group member to: (i) negotiate, settle, compromise and adjust any indemnification by the Issuer against the BAC/BSC Group members as a group (as opposed to one or more, but less than all, of the Group members) by way of offset under or pursuant to certain


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         provisions of the Merger Agreement among Issuer, BAC and BSC, and the
         BAC/BSC Group members; (ii) negotiate and agree upon any release of Shares from the Escrow Agreement; and (iii) to take any action (including the giving of consent or approval, or the voting of Shares) that has been approved or authorized pursuant to the Bloomfield Shareholders Agreement;

         D. In the event that a BAC/BSC Group member who is an employee of BAC or BSC shall voluntarily terminate his or her employment, or have his or her employment terminated for any reason other than death or permanent disability prior to the conclusion of the restrictions imposed by the Shareholders Agreement among all of the BAC/BSC Group members (the "LOCK-UP PERIOD"), then the other BAC/BSC Group members shall have the option to purchase all of the Shares then held by that member, for the lesser of (i) the Share Price as of the effective date of termination of Employment or (ii) the Share Price as of the date when the Lock-up Period shall expire. A terminating member shall cease to have any rights in or with respect to any Additional Consideration under or pursuant to Section 1.3 of the Merger Agreement, and the Additional Consideration that would have been allocated to that Shareholder shall be reallocated pro rata among the Other Shareholders who then retain rights to Additional Consideration under the Merger Agreement.

         E. Following the conclusion of the Lock-up Period, no BAC/BSC Group member who is an Employee or Affiliate of BAC or BSC (other than Patricia Jorgensen or Lynne Baszczuk) shall sell or transfer more than 50% of his or her Shares subject to the Bloomfield Shareholders Agreement without the approval of the Board of Directors of BAC or BSC (the "MINIMUM HOLDING REQUIREMENT").

         F. In the event that a BAC/BSC Group member shall desire to transfer any portion of his or her Shares subject to the Bloomfield Shareholders Agreement, the other members of the BAC/BSC Group shall have a first option to purchase those Shares upon the terms and conditions offered by any third-party purchaser.

         Pursuant to the terms of the Merger Agreement, the Bingham Shareholders Agreement, and the Bloomfield Shareholders Agreement, the Issuer, the Group members, and the BAC/BAC Group members have entered into an Escrow Agreement and Special Consideration Escrow Agreement, both dated March 5, 1998, copies of which are attached to that Schedule 13D filed for the Group including those Directors, filed this date, and those Agreements are incorporated by this reference. Pursuant to those escrow


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agreements, the Shares received by the BAC/BSC Group members as part of the merger transaction are held in escrow by NBD Bank, to ensure conformity to the requirements of the Bingham Shareholders Agreement and Bloomfield Shareholders Agreement.

         Also as part of the Merger Agreement, the BAC/BSC Group members may be entitled to receive additional Shares (the "ADDITIONAL CONSIDERATION") based on the financial performance of BAC and BSC, as further outlined in the Merger Agreement.

         Mr. Bober has executed a Power of Attorney, a copy of which is attached to a Schedule 13D filed for the Group including those Directors, filed this date, and those Powers of Attorney are incorporated by reference. The Power of Attorney permits Creighton J. Weber to execute and file forms relating to Share ownership on behalf of Mr. Bober.

         Mr. Bober also has filed a Schedule 13D as part of the Group, and as part of the BAC/BSC Group.

         Otherwise, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any members of the Group and any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies.


7.       MATERIAL TO BE FILED AS EXHIBITS.

         None.



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         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 1998
                                                         /s/ Daniel E. Bober
                                                        -----------------------
                                                              DANIEL E. BOBER



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